Exhibit 1

FUTUREMEDIA ANNOUNCES NEW FINANCING
-Changes in Board and Management Announced-

Brighton, England - June 4, 2007 - Futuremedia plc (NasdaqCM: FMDA), a leading learning and brand communications provider, today announced that it has completed an equity private placement and a debenture for funding operations. The Company also announced that it has appointed three new Directors to the Company’s Board, as well as a new Interim CEO.

The private placement is with a corporate investor and consists of the sale of 446,428 ADSs for $500,000, and 1-year warrants to subscribe for up to 3 million ADSs at $1.12 per ADS, a 96.5% premium to the closing stock price on June 1, 2007 of $0.5699.

In addition, Futuremedia has concluded a further $4.6 million financing with Cornell Capital Partners LP in the form of a loan which is convertible (subject to certain terms and conditions) into ADSs of Futuremedia. The loan may be converted from time to time at the investors’ option (subject to certain restrictions and limitations on the amount of shares converted). The conversion rate is based on the lesser of $1.25 or 80% of the lowest volume weighted average price during the 30 trading days immediately preceding the time of conversion. The loan, secured by the assets of Futuremedia plc, has a term of three years and bears interest at an annual rate of the greater of 12% or the Wall Street Journal Prime Rate plus 2%. Interest on the loan is payable in cash unless the Company has satisfied certain conditions, including any registration statement in respect of the ADSs being effective.

The Company also announced today changes in the composition of its Board of Directors and management. Mr. George O’Leary, Ms. Margot Lebenberg and Mr. Brendan McNutt have been appointed Directors of the Company, and Mr. O’Leary has also been appointed as Interim CEO of the Company. Mr. Leonard M. Fertig has left his position as Director and CEO of the Company. Additionally Mr. Andrew Bellomy has completed his assignment as Interim CFO.

“Through these developments, Futuremedia has significantly improved upon its strategic and financial position,” said George O’Leary, Interim CEO of Futuremedia. “We have secured the financing support and executive leadership to fully capitalize on our unique market position and realize the growth opportunities in front of us. Our new board members will provide us with proven expertise in developing, expanding and managing fast-growing organizations. Further, we continue to receive invaluable support from Cornell Capital, which has provided five rounds of financing to Futuremedia in the past two years.”

“This is an exciting time for the Company and I believe we have an impressive foundation from which to build upon our success,” O’Leary continued. “We are currently undertaking a full review of our operations and will update the investment community on our strategic direction and initiatives in mid-summer.”

Jan Vandamme, Chairman of the Board of Futuremedia, stated "We would like to thank Mr. Fertig for his years of service and contribution to Futuremedia. Len led the transition and restructuring of our operations during a period of dynamic change. I would also like to welcome our new Board members and look forward to working with them and building on our success.”

-continued-

George O'Leary is currently the founder and President of SKS Consulting of South Florida Corp. (SKS) where he helps companies implement and execute their strategic plans. Mr. O'Leary started SKS in 2000 with the mission to help companies focus on execution of their core business while shedding their non-core business assets. Currently, Mr. O’Leary is on the board of directors of multiple public companies. From 1996 to 2000, Mr. O'Leary was CEO and President of Communication Resources Incorporated (CRI), where annual revenues grew from $5 million to $40 million during his tenure. Prior to CRI, Mr. O'Leary was Vice President of Operations of Cablevision Industries, where he ran $125 million of business until it was sold to Time Warner. Mr. O’Leary holds a B.B.A. degree in Accounting with Honors from Siena College.

Margot Lebenberg brings over fifteen years of diverse experience counseling boards of directors for a variety of public companies. Ms. Lebenberg currently serves as Executive Vice President and General Counsel at The Princeton Review, Inc, where she is an executive officer and manages the legal, real estate, insurance and franchise issues for the international company, which provides test preparation and educational support services. While at The Princeton Review she has been instrumental in restructuring the corporation and built the company’s first legal department. Prior to that, Ms. Lebenberg was an Executive Vice President and General Counsel, Managing Director and Secretary at Soundview Technology Group, Inc. Soundview Technology Group was later sold to The Charles Schwab Corp. and Ms. Lebenberg played an integral role in the negotiation and structuring of the sale. From 2001-2003, Ms. Lebenberg served as Vice President, Assistant General Counsel and Assistant Secretary of Cantor Fitzgerald and its affiliate eSpeed, Inc. From 1996-2000, she was Senior Vice President, Secretary and General Counsel of SOURCECORP, Incorporated, a business process outsourcing and consulting firm. Ms. Lebenberg started her career at Morgan, Lewis and Bockius, received her Juris Doctor from Fordham University School of Law and a B.A. from SUNY Binghamton. Ms. Lebenberg is involved in and has served on the Boards of several charities.

Brendan McNutt is founder and joint owner of Bryn Melyn Group, a treatment service center for adolescents in North Wales, where he uses his educational, social work, psychotherapeutic and business management skills to further develop the center. Mr. McNutt's career began in the education and social work fields as a teacher at St Joseph's Community Home. Mr. McNutt holds multiple degrees including a B.A. in Social Sciences from Open University, a Master in Education from Liverpool University and a Master of Science in the Psychology of Human Potential from Liverpool John Moore University.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company’s ability to maintain its listing on the Nasdaq-CM; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company’s ability to maintain its listing on the Nasdaq C-M; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

About Futuremedia

Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Communications. For more information, visit www.futuremedia.co.uk

Contact Information:

US - Mike Smargiassi/Dianne Pascarella
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
infomac1@mac.com